LEGAL SERVICES
since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628 [redacted]
Washington, D

07021752

Reykjavik, March 8, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (March 8, 2007): Actavis Group hf. announces **Actavis Group has entered a market-making agreement with Kaupthing Bank.** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group has entered a market-making agreement with Kaupthing Bank

8.3.2007 09:24:49

News categories: Corporate news

Print

Actavis has entered a market-making agreement with Kaupthing Bank for the company's issued shares. The purpose of market making is to facilitate trading in the company's shares on the OMX Nordic Exchange in Iceland.

Kaupthing Bank hf. is committed to make daily bid and ask offers on the OMX Nordic Exchange in Iceland in Actavis hf. (ACT) for a minimum of ISK 300,000 at nominal value at a price which Kaupthing Bank hf. determines at all times. The maximum bid-ask spread shall not exceed 1% and the deviation from the last transaction price shall not exceed 3%. The maximum total trades per day that Kaupthing Bank hf. is committed to buy or sell is ISK 200,000,000 at market value.

END